Exhibit 5
Highly Confidential
STRICTLY CONFIDENTIAL

VIA EMAIL

March 10, 2025

Members of the Special Committee of the Board of Directors
23andMe Holding Co.
349 Oyster Point Boulevard
South San Francisco, California 94080

Dear Members of the Special Committee:

In response to the requests of the Special Committee of the Board of Directors of the Company (the “Special Committee”) given to me on Friday, March 7, 2025, in response to my revised bid dated March 6, 2025 (my “March 6 Offer”), I am submitting this updated proposal for the acquisition of all of the outstanding shares of capital stock of 23andMe, not owned by me and my affiliates (or any other stockholders I invite to “roll over” their current equity ownership). The total consideration I am willing to pay has not changed from my March 6 Offer: total consideration of up to $2.94 per share, including upfront cash consideration of $0.41 per share and three contingent value rights (“CVRs”) representing the potential to receive an additional $2.53 per share in the aggregate, upon the achievement of the milestones described below (my “Proposal”; the transactions contemplated by my Proposal, the “Potential Transaction”).

My sources and uses for the transaction are set forth in Appendix A hereto.

As part of my Proposal, as requested by the Special Committee, I am willing to provide $30 million of unsecured financing to the Company to finance its operations and that of its subsidiaries through the closing of the Potential Transaction, at a 7% interest rate and a maturity date after the closing of the Potential Transaction. This loan will not require immediate payments by the Company. In addition to the $30 million loan, to demonstrate my confidence in the future of the Company, I am also willing to provide an additional $20 million commitment to fund the operations of the Company, which commitment will be offset dollar-for-dollar by any future financing I am able to raise.

I am also committed to enacting $15 million of annual operating expense reductions to focus on the core business and increase the likelihood of returning future value to shareholders.

To reiterate the CVR payments, the CVRs would be payable in cash upon the achievement of the following milestones:

◾	One CVR for $0.68 per share, payable if the Company’s revenue in the fiscal year ending March 31, 2026 exceeds $224 million;

◾	One CVR for $0.84 per share, payable if the Company’s revenue in the fiscal year ending March 31, 2027 exceeds $295 million; and
◾	One CVR for $1.01 per share, payable if the Company’s revenue in the fiscal year ending March 31, 2028 exceeds $367 million.

If a milestone is achieved in a given fiscal year, the CVR attributable to that year would be payable. The CVRs would be structured as a contract and would be non-tradable.

The remaining terms and conditions of my March 6 Offer remain in effect. Furthermore, to be consistent with all my previous messaging, as previously stated to the Special Committee, I will only engage in a Potential Transaction or any other corporate acts related to a Potential Transaction if the Special Committee is empowered to consider (including the ability to reject) any such proposal by me with the assistance of its own legal and financial advisors, and the Special Committee approves such proposal. Furthermore, I will only engage in a Potential Transaction (and any other corporate acts related to a Potential Transaction) if, in addition to any other vote required, such transaction is subject to a non-waivable condition requiring approval of a majority of the shares of common stock of the Company not owned by me, any other stockholders who are invited to roll over their shares, or any of their respective affiliates, and such approval is in fact obtained prior to the consummation of such transaction.

I believe this is a transaction that answers the Special Committee’s requests, returns immediate value to our stockholders and avoids bankruptcy for the Company. I am available at your convenience to discuss any aspects of my Proposal.

[Signature Page Follows.]

Sincerely,

/s/ Anne Wojcicki
Anne Wojcicki

Appendix A: Capitalization and Sources & Uses Summary

Sources of Funds
Anne Wojcicki Rollover Equity	$2 million
New Capital	$10 million
Cash from Operations	$75 million
Bridge Loan	$30 million
Additional Equity Commitments	$20 million
Total Sources	$137 million

Uses of Funds
Equity Purchase Price	$87 million
Funding for Operations	$50 million
Total Uses	$137 million